EXHIBIT 3.22
FORM 51-102F4
BUSINESS ACQUISITION REPORT
Item1	Identity of Company

1.1	Name and Address of Company

Total Energy Services Inc. (the "Company")
Suite 2550, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

1.2	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the Acquisition (as defined below) and this report is:

Cam Danyluk
Vice President, Legal and General Counsel
Phone: (403) 698-8445
Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Take-Over Bid for Savanna Energy Services Corp. ("Savanna")
On December 9, 2016, the Company commenced a take-over bid (the "Offer") for all of the issued and outstanding common shares (the "Savanna Shares") of Savanna (including any Savanna Shares that became issued and outstanding upon the exercise, exchange or conversion of any convertible securities of Savanna) on the basis of 0.1300 of a common share of the Company (each whole share, a "Total Share") for each Savanna Share held. The Savanna Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "SVY".
Savanna is a Calgary, Alberta-based oilfield services provider with its business focused in the drilling, well services and oilfield equipment rental segments of the oilfield services industry and with operations in Canada, the United States and Australia.
On March 1, 2017, the Company increased the consideration under the Offer to include $0.20 in cash in addition to the 0.1300 of a Total Share for each Savanna Share tendered to the Offer and, on March 13, 2017, the Company waived the minimum tender condition of 66⅔% of the outstanding Savanna Shares under the Offer.
On March 25, 2017, the Company announced that 60,952,797 Savanna Shares (representing approximately 51.6% of the outstanding Savanna Shares as of such date) had been properly tendered and taken-up under the Offer (the "Initial Take-Up") and that the deadline for tendering under the Offer had been extended to April 7, 2017.
On April 5, 2017, the board of directors of Savanna (the "Savanna Board") was reconstituted with nominees of the Company and substantially all of the senior officers of Savanna resigned.

The Company has determined that, having regard to all pertinent facts and circumstances, that it obtained control of Savanna for accounting purposes as of such date.
On April 7, 2017, the Company announced that it acquired an additional 35,641,916 Savanna Shares under the Offer (the "Second Take-Up") and that, as a result, it owned approximately 81.7% of the outstanding Savanna Shares as of such date. The Company also announced that the Offer had been extended to April 27, 2017.
On April 24, 2017, the Company acquired an additional 3,270 Savanna Shares (representing less than one percent of the outstanding Savanna Shares as of such date) under the Offer (the "Third Take-Up").
On April 27, 2017, the Company announced that it had acquired an additional 3,178,051 Savanna Shares under the Offer (the "Final Take-Up") and that, under the Offer and the purchase of 1,800,000 Savanna Shares through the facilities of the TSX by the Company prior to the expiry of the Offer (the "Market Purchases" and collectively with the Initial Take-Up, the Second Take-Up, the Third Take-Up and the Final Take-Up, the "Acquisitions"), the Company owned approximately 85.82% of the outstanding Savanna Shares as of such date.
Proposed Amalgamation between Savanna and 2043224 Alberta Ltd. ("Subco")
On May 19, 2017 the Company entered into an amalgamation agreement with Savanna and Subco, a wholly-owned subsidiary of the Company, providing for, among other things, the amalgamation of Savanna with Subco (the "Amalgamation") under Section 181 of the Business Corporations Act (Alberta), with the amalgamated entity, "Savanna Energy Services Corp.", becoming a wholly-owned subsidiary of the Company. The Amalgamation is expected to become effective on or about June 20, 2017.
The Amalgamation, which is subject to the approval of the holders ("Savanna Shareholders") of Savanna Shares, will constitute the subsequent acquisition transaction proposed by the Company in order to acquire all of the Savanna Shares that it did not acquire under the Offer or pursuant to the Market Purchases.
Pursuant to the Amalgamation, each Savanna Shareholder (other than the Company and Savanna Shareholders who validly exercise dissent rights in respect of the Amalgamation) will receive 0.1300 of a Total Share and one (1) Series A redeemable preferred share of the Company (each, a "Total Redeemable Preferred Share") for each Savanna Share held. Immediately following the issuance of the certificate of amalgamation in relation to the Amalgamation (the "Effective Time"), each Total Redeemable Preferred Share will be redeemed for $0.20 in cash (together with the Total Shares issuable under the Amalgamation, the "Amalgamation Consideration") per Total Redeemable Preferred Share. The Amalgamation Consideration is the same consideration that was available to Savanna Shareholders under the Total Offer.
The Savanna Shares are expect to be delisted from the TSX immediately following the Effective Time. As of the date of this report, Savanna has applied to cease to be a reporting issuer (or equivalent) under applicable Canadian securities laws in each of the provinces of Canada in which it is a reporting issuer (or equivalent).

2.2	Acquisition Date

The Company has determined that the initial acquisition date (as defined under applicable Canadian securities laws) for accounting purposes was April 5, 2017, being the date on which the Company was able to effect a change to the Savanna Board. After the reconstitution of the Savanna Board, the Company acquired an additional 39,623,237 Savanna Shares under the Offer and through the Market Purchases, as further described in this report.

2.3	Consideration

The aggregate consideration for the Acquisitions (other than the Market Purchases) was comprised of 12,970,460 Total Shares issued to Savanna Shareholders and an aggregate of $19,954,553 in cash payments to Savanna Shareholders. The aggregate consideration for the Market Purchases was $3,519,392.

The cash portion of the aggregate consideration for the Acquisitions was financed through cash on hand and from the Company's existing credit facility.

Savanna Shareholders in the United States who either resided in the State of New York or who resided in the State of Utah and were not "exempt institutional investors" under the laws of the State of Utah (together, "Non-Exempt Shareholders") were not entitled to receive Total Shares as partial consideration for Savanna Shares tendered by them to the Offer. The Company made arrangements Computershare Investor Services Inc. (the "Depositary"), the depositary for the Offer, as agent for such Non-Exempt Shareholders, to sell, or cause to be sold (through a broker in Canada and on the TSX) the Total Shares that would otherwise be issuable to such Non-Exempt Shareholders. After completion of such sales, the Depositary distributed the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-Exempt Shareholders. Such sales of Total Shares on behalf of Non-Exempt Shareholders were completed as soon as practicable after the date on which the Company paid for the Savanna Shares of the Non-Exempt Shareholders under the Offer and were done in a manner intended to maximize consideration to be received from the sale of Total Shares and to minimize any adverse impact of the sale on the market for the Total Shares.

2.4	Effect on Financial Position

The Company does not have any current plans or proposals for material changes in the Company's business affairs or the affairs of the acquired businesses which may have a significant effect on the results of operations and financial position of the Company. The expected effects of the Acquisitions on the Company's financial position are outlined in the unaudited pro forma consolidated financial statements referred to under Item 3 below.

2.5	Prior Valuations

To the knowledge of the Company, there has been no valuation opinion obtained within the last twelve months by Savanna or the Company required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6	Parties to Transaction

Prior to the Initial Take-Up, Savanna was not an associate, affiliate or informed person (as such terms are defined under applicable Canadian securities laws) of the Company. At the time of the Initial Take-Up and at all times thereafter, Savanna was an associate and affiliate of the Company as a result of the Company's acquisition of approximately 51.6% of the outstanding Savanna Shares on March 25, 2017.

2.7	Date of Report

June 19, 2017.

Item 3	Financial Statements

Attached as Schedule "A" to this report are the following financial statements:
(a)
the unaudited pro forma consolidated statement of financial position and consolidated statement of comprehensive loss of the Company as at and for the three months ended March 31, 2017, including pro forma earnings per share calculations; and

(b)	the unaudited pro forma consolidated statement of comprehensive loss of the Company for the year ended December 31, 2016, including pro forma earnings per share calculations.
The following financial statements of Savanna, together with the notes thereto, filed with the various securities commissions or similar authorities in each of the provinces of Canada where Savanna is a reporting issuer and available on SEDAR under Savanna's profile at www.sedar.com, are incorporated by reference and form part of this report.
(a)	the audited consolidated financial statements of Savanna as at and for the years ended December 31, 2016 and December 31, 2015; and
(b)	the unaudited consolidated interim financial statements of Savanna as at and for the three months ended March 31, 2017 and 2016.
The auditors of Savanna have not given their consent to include their audit reports in this report.
Cautionary Note Regarding Forward-Looking Information
This report contains certain forward-looking statements and forward-looking information (referred to herein as "forward-looking statements") within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this report contains forward-looking statements with respect to the corporation resulting from the Amalgamation becoming a wholly-owned subsidiary of the Company, the completion of the Amalgamation and the timing thereof, the payment of the Amalgamation Consideration, the redemption of the Total Redeemable Preferred Shares and the timing thereof, the anticipated delisting of the Savanna Shares from the TSX following the Amalgamation and Savanna ceasing to be a reporting issuer under applicable Canadian securities laws following the Amalgamation and the timing thereof.

Forward-looking statements are based upon the opinions and expectations of management of the Company as at the effective date of such statements and, in some cases, information supplied by third parties. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which the Company (or any of its affiliates) is a party and new laws and regulations (domestic and foreign), failure to obtain approval of the Amalgamation by Savanna Shareholders and/or complete the Amalgamation in the manner contemplated by the parties or at all.
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this report and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes. The forward-looking statements contained in this report are made as of the date hereof and the Company undertakes no obligation to update or to revise any of the included forward-looking statements, except as required by applicable Canadian securities laws. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

SCHEDULE "A"
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
The following unaudited pro forma consolidated financial statements give effect to the acquisition of an aggregate of 101,572,765 Savanna Shares (representing approximately 85.82% of the outstanding Savanna Shares as of the date of the Final Take-Up) under the Acquisitions. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the Corporation. The unaudited pro forma consolidated statement of comprehensive loss as at and for the three-month period ended March 31, 2017 and as at and for the year ended December 31, 2016 give effect to the Acquisitions as if such transactions had been completed on January 1, 2016. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.
These unaudited pro forma consolidated financial statements have been prepared using certain financial statements of the Corporation and Savanna, as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing these unaudited pro forma consolidated financial statements, management of the Corporation has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Corporation. Any potential synergies and administrative cost savings that may be realized after consummation of the Acquisitions have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.
All amounts are in thousands of Canadian dollars, except where noted.
All capitalized terms not otherwise defined herein have the meanings given to them in the business acquisition report of the Corporation dated June 19, 2017 (the "Business Acquisition Report").

TOTAL ENERGY SERVICES INC.
PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at March 31, 2017
In thousands of Canadian dollars
(unaudited)
	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes		Pro Forma Consolidated

Assets
Current assets:
Cash and cash equivalents	$-	$25,434	(1,200)	2(b	)	$24,234
Accounts receivable	58,373	89,258	-			147,631
Loans receivable	2,997	-				2,997
Inventory	50,993	6,893	-			57,886
Income taxes receivable	4,861	1,010	-			5,871
Other assets	4,835	-	-			4,835
Prepaid expenses and deposits	5,197	2,395	-			7,592
	127,256	124,990	(1,200)			251,046

Property, plant and equipment	377,773	682,283	(241,921)	2(a	)	818,135
Long-term investment	118,613	-	(118,613)	2(e	)	-
Income taxes receivable	7,070	-	-			7,070
Deferred tax asset	475	15,795	-			16,270
Goodwill	4,053	-	-			4,053
	$635,240	$823,068	(361,734)			$1,096,574

Liabilities & Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$38,148	$59,514	-			$97,662
Income taxes payable	-	2,194	-			2,194
Deferred revenue	6,374	1,487	-			7,861
Dividends payable	2,331	-	-			2,331
Current portion of obligations under finance leases	1,293	-	-			1,293
Current portion of long-term debt	1,952	219,088	-			221,040
	50,098	282,283	-			332,381

Long-term debt	56,556	57,415	23,474	2(a)	)(d)	123,645
			(13,800)	2(e	)
Obligations under finance leases	1,497	3,310	-			4,807
Deferred tax liability	60,940	18,445	(324)	2(b	)	60,580
			(18,445)	2(c	)
			(36)	2(e	)
Shareholders' equity:
Share capital	193,198	1,046,933	(1,046,933)	2(a	)	260,989
			172,335	2(a	)
			(104,544)	2(e	)

Contributed surplus	7,912	31,730	(31,730)	2(a	)	7,912
AOCI	258	36,259	(36,259)	2(a	)	25
			(233)	2(e	)

Non-controlling interest	-	10,094	32,236			42,330
Retained earnings	264,781	(663,401)	663,401	2(a	)	263,905
			(876)	2(b	)
	466,149	461,615	(352,603)			575,161
	$635,240	$823,068	(361,734)			$1,096,574

TOTAL ENERGY SERVICES INC.
PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
Three months ended March 31, 2017
In thousands of Canadian dollars, except per share amounts
(unaudited)
	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes		Pro Forma Consolidated

Revenue	$84,352	$117,319	$-			$201,671

Cost of services	68,715	99,199	-			167,914
Selling, general and administration	7,620	10,019	-			17,639
Share-based compensation	229	242	-			471
Other income and expenses	-	6,964	-			6,964
Depreciation	8,029	22,170	(7,861)	3(b	)	22,338
Results from operating activities	(241)	(21,275)	7,861			(13,655)

Gain on sale of property, plant and equipment	154	-	-			154
Finance costs	(597)	(5,741)	(208)	3(e	)	(6,546)
Net income (loss) before income taxes	(684)	(27,016)	7,653			(20,047)

Current income tax expense (recovery)	(4,729)	960	-			(3,769)
Deferred income tax expense (recovery)	4,898	(8,369)	2,066	3(c	)	(1,405)
Total income tax (recovery) expense	169	(7,409)	2,066			(5,174)

Net income (loss) for the period	$(853)	$(19,607)	$5,587			$(14,873)

Net income (loss) attributable to:
Shareholders	(853)	(19,762)	7,633			(12,982)
Non-controlling interests	-	155	(2,046)			(1,891)

Earnings (loss) per share
Basic earnings (loss) per share	$(0.03)	$(0.17)	-			$(0.36)
Diluted earnings (loss) per share	$(0.03)	$(0.17)	-			$(0.36)

Other Comprehensive loss
Foreign currency translation adjustment	24	4,605	-			4,629
Changes in fair value of long-term investment	270	-				270
Deferred tax on changes in fair value of long-term investment	(36)	-				(36)
Tax on foreign currency translation adjustment	-	(508)	-			(508)
Comprehensive loss	$(595)	$(15,510)	$5,587			$(10,518)

Comprehensive loss attributable to:
Shareholders	$(595)	$(15,665)	$7,633			$(8,627)
Non-controlling interests	$-	$155	$(2,046)			$(1,891)

TOTAL ENERGY SERVICES INC.
PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
Year ended December 31, 2016
In thousands of Canadian dollars, except per share amounts
(unaudited)
	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes		Pro Forma Consolidated

Revenue	$197,800	$323,900	$-			$521,700

Cost of services	160,541	246,843	-			407,384
Selling, general and administration	22,924	29,595	-			52,519
Share-based compensation	1,311	189	-			1,500
Other income and expenses	-	8,101	-			8,101
Depreciation	28,134	93,607	(35,762)	3(b	)	85,979
Results from operating activities	(15,110)	(54,435)	35,762			(33,783)

Gain on sale of property, plant and equipment	1,017	-	-			1,017
Finance income	547	-	-			547
Finance costs	(2,426)	(18,081)	(1,200)	3(a	)	(22,539)
			(832)	3(e	)
Net income (loss) before income taxes	(15,972)	(72,516)	33,730			(54,758)

Current income tax expense (recovery)	1,950	(132)	-			1,818
Deferred income tax expense (recovery)	(6,008)	(14,129)	9,107	3(c	)	(11,030)
Total income tax (recovery) expense	(4,058)	(14,261)	9,107			(9,212)

Net income (loss) for the period	$(11,914)	$(58,255)	$24,623			$(45,546)

Net income (loss) attributable to:
Shareholders	(11,914)	(56,004)	28,394			(39,524)
Non-controlling interests	-	(2,251)	(3,771)			(6,022)

Earnings (loss) per share
Basic earnings (loss) per share	$(0.38)	$(0.61)	-			$(0.90)
Diluted earnings (loss) per share	$(0.38)	$(0.61)	-			$(0.90)

Other Comprehensive loss
Foreign currency translation adjustment	-	(10,294)	-			(10,294)
Foreign exchange gain on net investment hedge	-	1,828	-			1,828
Tax on foreign currency translation adjustment	-	361	-			361
Comprehensive loss	$(11,914)	$(66,360)	$24,623			$(53,651)

Comprehensive loss attributable to:
Shareholders	$(11,914)	$(64,109)	$28,394			$(47,629)
Non-controlling interests	$-	$(2,251)	$(3,771)			$(6,022)

TOTAL ENERGY SERVICES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017 and for the year ended December 31, 2016
(unaudited)
1.	Basis of Presentation
The accompanying unaudited pro forma consolidated statement of financial position of Corporation as at March 31, 2017 and the unaudited pro forma consolidated statement of comprehensive loss for the three month period ended March 31, 2017 and the year ended December 31, 2016 (collectively, the "pro-forma statements") have been prepared to reflect acquisition of an aggregate of 101,572,765 Savanna Shares (representing approximately 85.82% of the outstanding Savanna Shares as of the date of the Final Take-Up):
—	Pursuant to the terms of the Offer, Savanna Shareholders who validly tendered to the Offer received for each Savanna Share 0.1300 of a Total Share plus $0.20 cash. In addition, the Corporation acquired Savanna Shares in the open market for cash. The aggregate consideration paid for the 101,572,765 Savanna Shares acquired by the Corporation was $195.8 million, of which $172.3 million relates to the issuance of 12,970,460 Total Shares and $23.5 million in cash consideration.
—	The estimated number of in-the-money warrants to purchase Savanna Shares as at the date of the Business Acquisition Report is nil based on an effective price of the acquisition of $1.93.
—	The long-term debt and bank indebtedness of Savanna will be assumed by the Corporation.
—	The business acquisition will be accounted for using the purchase method.
The pro-forma statements have been prepared from information derived from, and should be read in conjunction with, the following:
—	the unaudited interim consolidated financial statements of the Corporation as at and for the three months ended March 31, 2017;
—	the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2016;
—	the unaudited interim consolidated financial statements of Savanna as at and for the three months ended March 31, 2017; and
—	the audited consolidated financial statements of Savanna as at and for the year ended December 31, 2016.
These unaudited pro forma consolidated financial statements have been prepared by management of the Corporation in accordance with International Financial Reporting Standards (IFRS) and National Instrument 51-102 – Continuous Disclosure Obligations. The unaudited pro forma consolidated statement of financial position gives effect to the transactions and assumptions disclosed in note 2 as if they had occurred on March 31, 2017. The unaudited pro forma consolidated statement of comprehensive loss give effect to the transactions and assumptions disclosed in note 3 as if they had occurred at January 1, 2016 for the three months ended March 31, 2017 and the year ended December 31, 2016.
The unaudited pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations and combined assets.
Accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are in accordance with those disclosed in the Corporation's audited consolidated financial statements as at and for the year ended December 31, 2016.

In the opinion of management of the Corporation, the unaudited pro forma consolidated financial statements include all material adjustments necessary for a fair presentation of the consolidated financial statements of the Corporation after giving effect to the Acquisitions.
2.	Pro Forma Consolidated Statement of Financial Position Assumptions and Adjustments
The unaudited pro-forma consolidated statement of financial position as at March 31, 2017 gives effect to the following assumptions and adjustments as if they occurred on December 31, 2016.
—	Pursuant to the terms of the Offer, Savanna Shareholders who validly tendered to the Offer received for each Savanna Share 0.1300 of a Total Share plus $0.20 cash. In addition, the Corporation acquired Savanna Shares in the open market for cash. The aggregate consideration paid for the 101,572,765 Savanna Shares acquired by the Corporation was $195.8 million, of which $172.3 million relates to the issuance of 12,970,460 Total Shares and $23.5 million in cash consideration.
—	The estimated number of in-the-money warrants to purchase Savanna Shares as at the date of the Business Acquisition Report is nil based on an effective price of the acquisition of $1.93.
—	The long-term debt and bank indebtedness of Savanna will be assumed by the Corporation.
—	The business acquisition will be accounted for using the purchase method.
The acquisition of Savanna Shares in connection with the Acquisitions resulted in the issuance of 12,970,460 Total Shares. The Acquisitions will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values. The following table summarizes the estimated preliminary allocation of the purchase price based on management's preliminary estimates of the fair value of Savanna's assets and liabilities:
Cost of acquisition	$000

Share consideration	172,335
Cash consideration	23,474
$195,809

Allocation at estimated fair values:

Cash and cash equivalents	25,606
Accounts receivable	89,258
Inventory	6,893
Income taxes receivable	1,010
Prepaid expenses and deposits	2,395
Property, plant and equipment	440,450
Deferred tax asset	15,795
Accounts payable and accrued liabilities	(59,514)
Income taxes payable	(2,194)
Current portion of long-term debt	(219,088)
Deferred revenue - long-term	(1,487)
Long-term debt	(57,415)
Obligations under finance leases	(3,310)
Non-controlling interest	(42,590)
$195,809

The fair values of assets and liabilities were estimated as follows:
—	Savanna's March 31, 2017 book value was estimated to be fair value for the following accounts: cash and cash equivalents, accounts receivable, inventory, income taxes receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, income taxes payable, current portion of long-term debt, deferred revenue, long-term debt, and obligations under finance leases;
—	to estimate the fair value of property, plant and equipment ("PP&E") a market approach was utilized, whereby reference was given to how the open efficient market values Savanna as an enterprise. A detailed evaluation by the Corporation of fair values of Savanna's PP&E is currently underway;
—	the Corporation's estimate of the fair value of Savanna's PP&E and, consequently, the amount of the adjustment to Savanna's PP&E was made with reference to the market value of Savanna's equity (as determined based on the market price of the Savanna Shares at the relevant time) and the book value of the shareholders' equity of Savanna (as determined based on Savanna's interim unaudited financial statements as at and for the three months period ended March 31, 2017);
—	based on the closing price of the Savanna Shares on June 13, 2017 of $1.88 per Savanna Share, the fair value of the Savanna Shares was approximately $221 million, as compared to the book value of the shareholders' equity of Savanna, as presented in Savanna's interim unaudited financial statements as at and for the three months period ended March 31, 2017, of approximately $462 million. The net difference is a discount of approximately $240 million;
—	the Corporation expects to update its estimates when the Corporation completes the detailed determination of assets acquired and liabilities assumed, the process of which is currently underway; and
—	the assessment of fair value of the non-controlling interest has not been completed at this time.
The purchase price allocation has been determined from information that was available to the management of the Corporation as at June 19, 2017 and, due to ongoing detailed determination of fair values of assets acquired and liabilities assumed, is subject to change. The purchase price allocation that will be finalized upon completion of the detailed determination of fair values might be materially different from the values set out herein. Although the Corporation does not have a reason to believe so, the detailed determination of fair values might reveal certain assets and liabilities of Savanna that could have a material impact on the determination of fair values of Savanna's assets and liabilities and the resulting purchase price allocation.
a)	Cash and cash equivalents was reduced by a total of $1.2 million for costs associated with the Acquisitions. Costs associated with the Acquisitions include the Corporation's remaining estimated expenses of $1.2 million of legal, translation, filing, printing, mailing and other costs. The $1.2 million of the expenses of the Acquisitions will be expensed and are shown net of the tax impact at $0.9 million as a decrease to retained earnings.
Transaction costs do not include costs associated with the $20 million break fee, as claimed by Western Energy Services Inc., and a $6 million change of control fee relating to the Alberta Investment Management Corporation ("AIMCo") second lien facility. The costs associated with the Acquisitions are estimated based on available information and might change if and when additional information becomes available.
b)	It is expected that the acquisition of Savanna Shares pursuant to the Acquisitions will give rise to an additional deferred tax asset. Such additional deferred tax asset, beyond the carrying amount previously recognized by Savanna and shown above, is not recognized in these unaudited pro forma consolidated financial statements due to uncertainty as to the probability of such asset utilization.

c)	Long-term debt was increased by $23.5 million for the cash portion of the Acquisitions. The Corporation intends to fund the cash portion of the purchase consideration by cash on hand and from its existing credit facility.
d)	At June 19, 2017, the Corporation owned 101,572,765 of Savanna Shares, which represented approximately 85.82% of the total number of outstanding Savanna Shares. At March 31, 2017, the fair value of Savanna Shares owned by the Corporation was $118.6 million. Amounts relating to this ownership are eliminated for these unaudited pro-forma financial statements purposes.
e)	For the purposes of these unaudited pro forma consolidated financial statements, the value of the 7,000,000 warrants to purchase Savanna Shares issued to AIMCo is assumed to be immaterial.
3.	Pro Forma Consolidated Statements of Comprehensive Loss Assumptions and Adjustments
a)	Increase to finance expenses to reflect the costs of the Acquisitions as described in note 2(b) above.
b)	Depreciation has been adjusted to reflect the valuation of the Savanna PP&E. No adjustment for the difference in depreciation accounting policy was made, as the determination of fair values and remaining useful life is not completed at this time.
c)	The deferred tax provision has been adjusted for the tax impact of the pro forma adjustments in the statements of comprehensive loss. These adjustments were made using the Corporation's effective corporate tax rate of 27%.
d)	The calculation of net earnings (loss) per share of the Corporation has been based on the weighted average number of Total Shares issued and outstanding and the number of Total Shares issued to Savanna Shareholders, as required to effect the Acquisitions as disclosed in note 2(a).
e)	Finance expense has been adjusted to reflect interest associated with long-term debt used to finance the cash portion of consideration offered for the Savanna Shares described in notes 2(a) and 2(d).
The per share calculations are as follows:
Weighted Average Total Shares Outstanding at March 31, 2017	Total Shares

Total Shares issued and outstanding, as reported as at March 31, 2017	38,844,000
Estimated Total Shares issued on the acquisition of Savanna after March 31, 2017	5,046,460
Weighted average Total Shares outstanding, on a pro forma basis	43,890,460
Dilutive effect of Total stock options	-
Diluted weighted average Total Shares outstanding, on a pro-forma basis	43,890,460

Weighted Average Total Shares Outstanding for the three months ended March 31, 2017	Total Shares

Weighted average Total shares issued and outstanding, as reported as at March 31, 2017	31,448,000
Estimated Total Shares issued on the acquisition of Savanna after March 31, 2017	5,046,460
Weighted average Total Shares outstanding, on a pro forma basis	36,494,460
Dilutive effect of Total stock options	-
Diluted weighted average Total Shares outstanding, on a pro-forma basis	36,494,460

Weighted Average Total Shares Outstanding for the year ended December 31, 2016	Total Shares

Weighted average Total shares issued and outstanding, as reported as at December 31, 2017	30,967,000
Estimated Total Shares issued on the acquisition of Savanna	12,970,460
Weighted average Total Shares outstanding, on a pro forma basis	43,937,460
Dilutive effect of Total stock options	-
Diluted weighted average Total Shares outstanding, on a pro-forma basis	43,937,460